# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Scientific Industries, Inc., CIK 0000087802
CUSIP: 808757108
Title of class of securities: Common Stock, $0.05 par value
Address of issuer's principal executive offices: 80 Orville Drive, Suite 102, Bohemia, New York (NY), 11716
Date of event which requires filing of this statement: 04/18/2025
Amends the filing with accession number 0001781002-23-000049
Filed by CIK 0001781002
Persons authorized to receive notices and communications: Bleichroeder LP, 1345 Avenue of the Americas, 47th Floor, New York, New York (NY), 10105, (212) 698-3101

## Reporting persons
- Bleichroeder LP (CIK 0001781002): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,965,026; shared voting power 0; sole dispositive power 2,965,026; shared dispositive power 0; aggregate amount beneficially owned 2,965,026 (22.69% of the class)
- Bleichroeder Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,965,026; shared voting power 0; sole dispositive power 2,965,026; shared dispositive power 0; aggregate amount beneficially owned 2,965,026 (22.69% of the class)
- Andrew Gundlach: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 2,965,026; shared voting power 0; sole dispositive power 2,965,026; shared dispositive power 0; aggregate amount beneficially owned 2,965,026 (22.69% of the class)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to include the following:

On April 18, 2025, the Issuer entered into a Securities Purchase Agreement (the "Purchase Agreement") with, among other persons, funds managed by the Reporting Persons providing for the issuance and sale, for an aggregate purchase price of $250,000, of 250,000 Shares and Warrants to purchase 250,000 Shares at an exercise price of $1.00 per Share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended to include the following:

As of the date of this Schedule 13D, the Reporting Persons beneficially own 2,965,026 Shares, representing 22.69% of the outstanding Shares (including Shares that will be issuable upon the exercise of the Warrants). The percentages used herein are based upon (i) the 10,503,599 Shares reported as outstanding as of March 27, 2025 by the Issuer in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 31, 2025, (ii) the 1,050,000 Shares issued on April 18, 2025 as reported by the Issuer in its 8-K filed with the Securities and Exchange Commission on April 22, 2025 and (iii) the 1,511,675 Shares issuable upon the exercise of the Warrants.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting and dispositive power over 2,965,026 Shares.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3, the Reporting Persons have not affected any transaction in the Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons and the managed accounts or funds which hold the Shares is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1: Introductory Statement

## Signatures
- Bleichroeder LP: Andrew Gundlach, Chairman and CEO (04/22/2025)
- Bleichroeder Holdings LLC: Andrew Gundlach, Chairman and CEO (04/22/2025)
- Andrew Gundlach: Andrew Gundlach, Andrew Gundlach, Individual (04/22/2025)